THE ADVISORS’ INNER CIRCLE FUND II

FROST FUNDS

SCHEDULE F

DATED MARCH 10, 2008

AND LAST AMENDED MAY 22, 2018

TO THE DISTRIBUTION PLAN

DATED MAY 31, 2000

AS AMENDED NOVEMBER 16, 2004

Subject to any limitations imposed by Rule 2830(d) of the NASDs Conduct Rules, the distributor shall receive Rule 12b-1 fees, which shall be paid on a monthly basis. These fees will be calculated based on the annual rate set forth below, as applied to the average daily net assets of the respective Portfolios.

Portfolio	Class of Shares	Fees
Frost Growth Equity Fund	Investor Class Shares	0.25%
Frost Value Equity Fund	Investor Class Shares	0.25%
Frost Mid Cap Equity Fund	Investor Class Shares	0.25%
Frost Total Return Bond Fund	A Class Shares	0.25%
	Investor Class Shares	0.25%
Frost Credit Fund	A Class Shares	0.25%
	Investor Class Shares	0.25%
Frost Low Duration Bond Fund	Investor Class Shares	0.25%
Frost Municipal Bond Fund	Investor Class Shares	0.25%